22003390

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FEB 25 2022

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50984

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Indiana Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6740 Gunnery Road
(No. and Street)

Indianapolis	Indiana	46278
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Neese	317 632-600	fneese@indianasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frank Neese, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Indiana Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Frank Neese

Title: President

Dawn L Barringer
Notary Public

DAWN L BARRINGER
Marion County
My Commission Expires
May 10, 2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Indiana Securities, LLC

Report on Audit of Financial Statements

December 31, 2021

THOMAS FAUST, CPA
Certified Public Accountant

INDIANA SECURITIES, LLC

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Indiana Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Indiana Securities, LLC, as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Indiana Securities, LLC as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Indiana Securities, LLC's management. My responsibility is to express an opinion on Indiana Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sycamore Financial Group, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Indiana Securities, LLC's financial statements. The supplemental information is the responsibility of Indiana Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 20, 2022

INDIANA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS		
CURRENT ASSETS		
Cash	$	14,008
Deposit		25,000
Accounts receivable		3,349
		42,357
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	-
TOTAL LIABILITIES		-
MEMBERS' EQUITY		
Members' Equity		42,357
TOTAL MEMBERS' EQUITY		42,357
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	42,357

INDIANA SECURITIES, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE	
Mutual fund commisisons and 12b-1 fees	$ 23,282
Insurance commissions and trail fees	3,208
Equity commissions	28,730
TOTAL REVENUE	55,220
EXPENSES	
Employee compensation and benefits	3,415
Communications and data processing	2,822
Legal and professional fees	11,433
Clearing fees	27,844
Accounting professional fees	6,360
Administrative expenses	15,633
TOTAL EXPENSES	67,507
OTHER INCOME	
PPP loan forgiveness	18,700
NET INCOME	$ 6,413

INDIANA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR DECEMER 31, 2021

MEMBERS' EQUITY AT BEGINNING OF YEAR	**$**	**35,944**
Net Income (loss)	$	6,413
MEMBERS' EQUITY AT BEGINNING OF YEAR	$	42,357

INDIANA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	6,413
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
PPP loan forgiveness		(18,700)
(Increase) decrease in operating assets:		
Accounts receivable		(3,349)
Increase (decrease) in operating liabilities:		
Accrued payroll and payroll taxes		(4,432)
Net Cash Provided by (Used in) Operating Activities		(20,068)
NET INCREASE (DECREASE) IN CASH		(20,068)
CASH AT BEGINNING OF YEAR		34,076
CASH AT END OF YEAR	$	14,008
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

INDIANA SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2021

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Indiana Securities, LLC (the Firm) was formed on January 1, 1998 as a Limited Liability Corporation in the state of Indiana. The Firm is engaged in various securities trading, brokerage, investment management, and advisory activities serving a diverse group of clients. The trading and brokerage activities are provided through the Firm's fully-disclosed correspondent relationship with RBC Correspondent Services. The Firm also engages in the selling of life insurance and annuity contracts. As a limited liability company, each member's liability is limited to the extent of its investment and each member's interest has the same rights and privileges.

b. Revenue Recognition—The Firm recognizes underwriting fees on private placement engagements at the time the engagement is completed. The Firm also recognizes and records commissions and other income on a trade date basis. Revenue consists of commissions and 12b1 fees on transactions in mutual funds, variable annuities and variable life insurance.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

c. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2021.

d. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

f. Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted. There were no write-offs during 2021.

NOTE 2: TRANSACTIONS WITH AN RELATED PARTIES

The Firm operated in a building that is owned by an entity that is also owned by one of the members of the Firm's LLC for the first six months of 2021 and paid rent of $2,500. The remainder of the year the Firm operated in the personal residence of one of the members. The Firm was not charged for the use of the space.

NOTE 3: INCOME TAX EXPENSE

The Firm is treated as a partnership for tax purposes. In lieu of partnership income taxes, the members of the LLC are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2021.

The firm's federal and state income tax returns for 2018 through 2021 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 4: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2021, net capital as defined by the rules, equaled $42,357. The ratio of aggregate indebtedness to net capital was 0.00%. Excess net capital was $37,357 and net capital in excess of the minimum required was $36,357.

NOTE 6: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2021. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2021. They have concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 8: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and have concluded that there were no subsequent events that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

INDIANA SECURITIES, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL	
Total ownership equity from Statement of Financial Condition	$ 42,357
add other deductions or allowable credits	-
less nonallowable assets from Statement of Financial Condition	-
Net capital before haircuts on securities positions	42,357
Haircuts on securities	-
Net Capital	$ 42,357
Aggregate Indebtedness	$ -
Net capital required based on aggregate indebtedness (6-2/3%)	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Excess Net Capital	$ 37,357
COMPUTATION OF AGGREGATE INDEBTEDNESS	
(A) - 10% of total aggregate indebtedness	-
(B) - 120% of minimum net capital requirement	6,000
Net Capital less the greater of (A) or (B)	$ 36,357
Percentage of Aggregate Indebtedness to Net Capital	0.00%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2021, there were no material differences between net capital above and the net capital as reported on the Part IIA of the Firm's most recently filed FOCUS report.

INDIANA SECURITIES, LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Indiana Securities, LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii) and Non-Covered Firm Provision.

INDIANA SECURITIES, LLC
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2021

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Indiana Securities, LLC is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii) and Non-Covered Firm Provision.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Indiana Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Indiana Securities, LLC, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and Non-Covered Firm Provision, and (2) Indiana Securities, LLC stated that Indiana Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception. Indiana Securities, LLC's management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph and (k)(2)(ii) and as a Non-Covered Firm of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
February 20, 2022

INDIANA SECURITIES LLC
Member NASD/SIPC

February 15, 2022

Thomas Faust, CPA
174 Coldbrook Court
Lafayette, IN 47909

Indiana Securities, LLC, is a registered broker-dealer subject to Rule 17a promulgated by the Securities and Exchange Commission {17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-S (d){ 4). To the best of its knowledge and belief, Indiana Securities, LLC states the following:

1. Indiana Securities, LLC claimed an exemption from 17 CFR. § 240. 15c3-3 under the provision of 17 C. F. R. § 240. 15c3-3 (k){2)(ii) for our revenue from our clearing-broker for the year ended December 31, 2020.

   Indiana Securities, LLC also has no possession or control obligations under SEA Rule 15c3 - 3(b) or reserve deposit obligations under SEA Rule 15c3 -3(e) for our direct revenue not covered under the above provision, as this revenue is limited to purchases and sales of mutual funds and annuity contracts; and during the most recent fiscal year. Indiana Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer, other than money or other consideration received and promptly transmitted i n compliance with paragraph (a) or (b) {2) o f Rule 15c2-4; {2) did n o t carry accounts of o r for customers; a n d {3) did not carry PAB accounts (as defined in Rule 15c3-3). (NonCovered Firm Provision).
2. Indiana Securities, LLC has met the identified above exemption provisions in 17 C.F.R. § 240. 15c3-3 throughout the most recent fiscal year ended December 31, 2020 without exception.

To the best of my knowledge and belief, the above statements are true without exception.

Thank you,

Frank Neese

Frank D. Neese
President

6740 Gunnery Road, Indianapolis, IN 46278
(317)632-6000